Exhibit 15.1

Awareness Letter of KPMG LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Electronic Arts Inc.:

With respect to this registration statement on Form S-8 of Electronic Arts Inc., we acknowledge our awareness of the incorporation by reference therein of our report dated August 3, 2012 related to our review of unaudited condensed consolidated interim financial information of Electronic Arts Inc. and subsidiaries that is included in its Form 10-Q as of and for the three-month period ended June 30, 2012.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

Santa Clara, California

August 3, 2012